Nova Biosource Fuels, Inc.
2777 Allen Parkway, Suite 800
Houston, Texas 77019
Telephone: (713) 869-6682

November 3, 2006

Via EDGAR and Facsimile (202) 772-9368

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Attention: Ms. Jennifer Goeken

Re:                               Nova Biosource Fuels, Inc. (formerly Nova Oil, Inc.) (the “Company”),
Form 10-QSB for Fiscal Quarter Ended April 30, 2006
Filed June 15, 2006
Form 8-K
Filed April 3, 2006
Form 10-QSB for Fiscal Quarter Ended July 31, 2006
Filed September 14, 2006
Response Letter dated September 28, 2006
File No. 0-32531

Dear Ms. Goeken:

We are writing to further supplement our letter dated October 31, 2006 with respect to your comment no. 5 in your letter of October 25, 2006.  As we stated in our previous letter and on the telephone, we continue to believe that, based on our analysis of FAS 123(R), we appropriately recognized no compensation cost in the quarter ended April 30, 2006 with respect to employee stock options that were authorized by our compensation committee on April 24, 2006 due to the facts and circumstances applicable to the terms of the stock option grant.  To the extent that the Staff may continue to disagree, it is our view that no further amendments to the applicable financial statements would be required pursuant to SAB 99 because the amount of such compensation expense would have been immaterial to both the financial condition and results of operation for the quarters ended April 30, 2006 and July 31, 2006.  That is, in light of the surrounding circumstances, the magnitude of this item is such that it is unlikely that the judgment of a reasonable person relying on the report would have been changed or influenced by any change in the timing of the recognition of this compensation expense.

Our consideration with respect to materiality encompasses both the quantitative effect as well as the qualitative effect of the impact of recognition of the stock option compensation expense in the quarter ended April 30, 2006 as compared to the recognition of such compensation expense in the quarter ended July 31, 2006, as presented in our quarterly reports.  The method used to account for the compensation expense adopted in the quarter ended July 31, 2006 included evaluating the fair market value of each option over each vesting period as a separate tranche of compensation expense and recognizing this compensation expense over this service eligibility period.  For purposes of this analysis, the tranche associated with each option would be the service eligibility period beginning on the date the compensation committee approved the award, April 24, 2006, until the initial vesting date of May 24, 2006.  If April 24, 2006 were considered the grant date for financial reporting purposes, the compensation expense associated with this

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November 3, 2006
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award to be recognized in quarter ended April 30, 2006 would have covered the six days from April 24, 2006 until April 30, 2006 and would have amounted to approximately $94,000.

The impact of this difference between as reported (no recognition of this compensation expense in the second quarter) and as adjusted (recognition of this compensation expense in the second quarter) would have resulted in a 4.7% increase in net loss for the second quarter and a 0.9% decrease in net loss for the third quarter, as reflected in the following table:

	Q2	Q3
Description	30-Apr-06	31-Jul-06
Net loss as reported	$(1,988,914)	$(10,990,290)
Adjustment	(93,868)	93,868
Net loss as adjusted	$(2,082,782)	$(10,896,422)

When evaluating the impact of this potential adjustment on the reported net loss of Nova, the dollar amount and its impact on reported net loss is clearly not significant and would not impact the assessment of an informed reader’s opinion on the results of operations for the entity for either period.

On a per share basis, the impact of this difference between as reported (no recognition of this compensation expense in the second quarter) and as adjusted (recognition of this compensation expense in the second quarter) would have been even smaller, resulting in no change in the reported net loss per share in the second quarter and a $0.01 decrease in net loss per share in the third quarter, as reflected in the following table:

	Q2	Q3
Description	30-Apr-06	31-Jul-06
Loss per share	$(0.03)	$(0.15)
Adjustment	(0.00)	0.01
Loss per share as adjusted	$(0.03)	$(0.14)

When evaluating the impact of this potential adjustment on reported loss per share of Nova, the dollar amount and its impact on reported loss per share is clearly not significant and would not impact the assessment of an informed reader’s opinion on the results of operations for the entity for either period.

Among the qualitative factors considered:

•                                          recognizing no compensation expense in the second quarter would not mask a change in earnings or other trends,

•                                          at such time there was no analyst coverage of Nova and Nova is in the early stages of commercial operations,

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•                                          recognizing no compensation expense in the second quarter would not change a loss into income or vice versa,

•                                          recognizing no compensation expense in the second quarter would not affect Nova’s compliance with regulatory requirements,

•                                          recognizing no compensation expense in the second quarter would not affect Nova’s compliance with loan covenants or other contractual requirements,

•                                          recognizing no compensation expense in the second quarter would not have the effect of increasing management’s compensation, and

•                                          recognizing no compensation expense in the second quarter did not involve concealment of an unlawful transaction.

Further, while the price of Nova’s common stock has demonstrated some volatility due to the relative lack of liquidity, over the ten day period before and after the filing of the Form 10-QSB, the stock price remained steady between $1.90 and $2.10.  In other words, at this stage in Nova’s business plan, the market appears to expect losses and a slightly greater loss due to early recognition of non-cash compensation expense would not reasonably be expected to factor into the price the market sets for the shares.

As noted above, we have evaluated the impact of early recognition of the stock option compensation expense on both a quantitative and qualitative basis, considered the impact on a line item basis and on the financial statements taken as a whole.  We have also considered the impact of early recognition of the stock option compensation expense along with the impact of the reclassification of $4,800 from cost of revenues to selling, general and administrative expenses as described to you in our letter of September 28, 2006 and determined that the cumulative impact would not be material on a line item basis or on the financial statements taken as a whole.

As we stated above, we continue to believe that the original accounting judgment is the correct application of the principles of SFAS 123(R) to the transaction in question.  To the extent that others may reach a different conclusion, we believe that an analysis of the quantitative and qualitative factors articulated in SAB 99 will demonstrate that no further revisions are necessary with respect to Nova’s quarterly reports on Form 10-QSB for the quarters ended April 30, 2006 and July 31, 2006.

* * *

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We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (713) 869-6682 or Roger W. Bivans of Baker & McKenzie LLP at (214) 978-3095.

Very truly yours,
NOVA BIOSOURCE FUELS, INC.
By:	/s/ LEON VAN KRAAYENBURG
Leon van Kraayenburg
Vice President of Finance
	cc:	Ms. Jill S. Davis, United States Securities and Exchange Commission
Roger W. Bivans, Baker & McKenzie, LLP